Exhibit 99.2

SUBSCRIPTION AGREEMENT

NovaGold Resources Inc.
Suite 2300, 200 Granville Street
Vancouver, British Columbia, Canada, V6C 1S4

Ladies and Gentlemen:

The undersigned (the “Investor”) hereby confirms its agreement with you as follows:

1.

This Subscription Agreement, together with the Annex and Exhibits attached hereto, (collectively this “Agreement”) is made as of the date set forth below between NovaGold Resources Inc., a Nova Scotia corporation (the “Company”), and the Investor with respect to common shares (“Common Shares”) of the Company.

2.

The Company has authorized the sale and issuance to the Investor of up to an aggregate of 13,636,364 Common Shares (the “Shares”) for a purchase price of US$5.50 per share (the “Purchase Price”).

3.

The offering and sale of the Shares (the “Offering”) are being made pursuant to (1) a short form shelf prospectus filed with the British Columbia Securities Commission and an effective Registration Statement (the “Registration Statement”) on Form F-10 (including the prospectus contained therein (the “Base Prospectus”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 7, 2009, as amended on December 31, 2009, (2) if applicable, certain “free writing prospectuses” (as that term is defined in Rule 405 under the Securities Act of 1933, as amended), that have or will be filed with the Commission and delivered to the Investor on or prior to the date hereof, and (3) a Prospectus Supplement (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) containing only certain supplemental information regarding the Shares and terms of the Offering that has been or will be filed with the Commission and the British Columbia Securities Commission and delivered to the Investor prior to the Closing (as defined in Section 3.1 of Annex I hereto).

4.

The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor the Shares set forth below for the aggregate purchase price set forth below. The Shares shall be purchased pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein. The Investor acknowledges that the Offering is not being underwritten by an underwriter and that there is no minimum offering amount.

5.

The manner of settlement of the Shares purchased by the Investor shall be as follows:

DELIVERY BY ELECTRONIC BOOK-ENTRY AT THE DEPOSITORY TRUST COMPANY (“DTC”), REGISTERED IN THE INVESTOR’S NAME AND ADDRESS AS SET FORTH BELOW, AND RELEASED BY COMPUTERSHARE TRUST COMPANY OF CANADA  (“COMPUTERSHARE”), THE COMPANY’S TRANSFER AGENT (THE “TRANSFER AGENT”), TO THE INVESTOR AT THE CLOSING (AS DEFINED IN SECTION 3.1 OF ANNEX I HERETO).

NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE SHARES ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE SHARES.

AT THE CLOSING THE INVESTOR SHALL REMIT BY ONE OR MORE WIRE TRANSFERS THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

[Bank Name]
ABA Number:
Swift Code:

Beneficiary Bank:
[Bank Name]
Swift Code:

for credit to:
[Bank Name]
Transit No:

for further credit to the account of:
NovaGold Resources Inc.
Account No:

IT IS THE INVESTOR’S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFERS IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE SHARES OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE SHARES MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR.

6.

The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) it is not a FINRA member or an Associated Person (as such term is defined under the NASD Membership and Registration Rules Section 1011) as of the Closing, (c) the Investor has not acquired, or obtained the right to acquire, 20% or more of the Common Stock (or securities convertible into or exercisable for Common Stock) or the voting power of the Company on a post-transaction basis, and (d) the Investor owns not more than 5.1 million common shares. Exceptions:

(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)

7.

The Investor represents that it has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the Base Prospectus, dated December 30, 2009, which is a part of the Company’s Registration Statement, and a Prospectus Supplement dated the date hereof and the documents incorporated by reference therein (collectively, the “Disclosure Package”) prior to or in connection with the execution of this Agreement.

8.

No offer by the Investor to buy Shares will be accepted and no part of the Purchase Price will be delivered to the Company until the Company has accepted such offer by countersigning a copy of this Agreement, and any such offer may be withdrawn or revoked by the Investor, without obligation or commitment of any kind, at any time prior to the Company sending (orally, in writing, or by electronic mail) notice of its acceptance of such offer. An indication of interest will involve no obligation or commitment of any kind until this Agreement is accepted and countersigned by or on behalf of the Company.

Number of Shares:
Purchase Price Per Share:	US$	5.50
Aggregate Shares Purchased		13,636,364
Aggregate Purchase Price:	US$	75,000,002.00

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: March __, 2010

QUANTUM PARTNERS LTD.

By:
Print Name: DAVID TAYLOR
Title: Attorney-in-Fact
Address: 888 Seventh Avenue, New York NY 10106

Agreed and Accepted

this __th day of March, 2010:

NOVAGOLD RESOURCES INC.

By:
Name: Rick Van Nieuwenhuyse
Title: President and Chief Executive Officer

ANNEX I

TERMS AND CONDITIONS FOR PURCHASE OF SHARES

1.

Authorization and Sale of the Shares.

Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of the Shares.

2.

Agreement to Sell and Purchase the Shares.

2.1

At the Closing, the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Shares set forth on the last page of the Agreement to which these Terms and Conditions for Purchase of Shares are attached as Annex I (the “Signature Page”) for the aggregate purchase price therefor set forth on the Signature Page.

3.

Closings and Delivery of the Shares and Funds.

3.1

Closing. The completion of the purchase and sale of the Shares (the “Closing”) shall occur at a place and time (the “Closing Date”) to be specified by the Company which shall be the later of (i) March 11, 2010 or one business day after approval of each of the Toronto Stock Exchange and the NYSE Amex LLC of the listing of the Shares or (ii) at such other time as agreed upon by the Company and the Investor, and of which the Investor will be notified in advance by the Company. At the Closing, (a) the Company shall cause the Transfer Agent to deliver to the Investor the number of Shares set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor and (b) the aggregate purchase price for the Shares being purchased by the Investor will be delivered by or on behalf of the Investor to the Company. The Company shall cause the Transfer Agent to deliver to the Investor the Shares as set forth in clause (a) above upon receipt by the Company of evidence reasonably satisfactory to the Company that that the Investor has wired the full payment of the purchase price for the Shares being purchased hereunder as set forth on the Signature Page has been initiated by the Investor to the Company’s account as set forth in Section 3.4 (it being understood and agreed that an appropriate FED reference number shall be deemed satisfactory evidence for such purposes).

3.2

Conditions to the Company’s Obligations. (a) The Company’s obligation to issue and sell the Shares to the Investor shall be subject to: (i) the receipt by the Company of the purchase price for the Shares being purchased hereunder as set forth on the Signature Page; (ii) the Company obtaining Toronto Stock Exchange and NYSE Amex LLC approval for the listing of the Shares; and (iii) the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

3.3

Conditions to the Investor’s Obligations. (a) The Investor’s obligation to acquire Shares shall be subject to: (i) the receipt by the Investor of the Shares being purchased hereunder; (ii) the Company obtaining Toronto Stock Exchange and NYSE Amex LLC approval for the listing of the Shares; (iii) the representations and warranties made by the Company shall be true and correct as of the date hereof and as of the Closing Date; (iv) the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date and (v) delivery to the Investor of the Prospectus Supplement.

3.4

Delivery of Funds. At the Closing, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Shares being purchased by the Investor to the following account designated by the Company:

[Bank Name]
ABA Number:
Swift Code:

Beneficiary Bank:
[Bank Name]
Swift Code:

for credit to:
[Bank Name]
Transit No:

for further credit to the account of:
NovaGold Resources Inc.
Account No:

3.5

Delivery of Shares. No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall direct the broker/dealer at which the account or accounts to be credited with the Shares being purchased by the Investor are maintained, which broker/dealer shall be a DTC participant, to set up a DWAC instructing Computershare to credit such account or accounts with the Shares by means of an electronic book-entry delivery. Such DWAC shall indicate the settlement date for the deposit of the Shares, which date shall be provided to the Investor by the Company. Simultaneously with the delivery to the Company by the Investor of the funds pursuant to Section 3.3 above, the Company shall direct Computershare to credit the Investor’s account or accounts with the Shares pursuant to the information contained in the DWAC.

4.

Representations, Warranties and Covenants of the Investor.

The Investor represents and warrants to, and agrees with, the Company that:

4.1

The Investor (a) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, (b) has answered all questions on the Signature Page and the Investor Questionnaire for use in preparation of the Prospectus Supplement and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date and (c) in connection with its decision to purchase the number of Shares set forth on the Signature Page, has received and is relying solely upon the Disclosure Package and the documents incorporated by reference therein.

4.2

The Investor acknowledges that (a) no action has been or will be taken in any jurisdiction outside the United States by the Company that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares in any jurisdiction outside the United States where action for that purpose is required, (b) if the Investor is outside the United States, it will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense, and (c) the Investor is not a resident of any province of Canada.

4.3

(a) The Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as to the enforceability of any rights to indemnification or contribution that may be violative of the public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation).

4.4

The Investor understands that nothing in this Agreement, the Prospectus or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

4.5

Since the date on which the Company first contacted the Investor about the Offering, it has not engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined below) involving the Company’s securities). The Investor covenants that it will not engage in any transactions in the securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. The Investor agrees that it will not use any of the Shares acquired pursuant to this Agreement to cover any short position in the Common Shares existing as of the date hereof if doing so would be in violation of applicable securities laws. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether or not against the box, and all types of direct and indirect stock pledges, forward sales contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

5.

Representations, Warranties and Covenants of the Company.

The Company represents and warrants to, and agrees with, the Investor that:

5.1

The Company and each of its subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted and as described in the Disclosure Package. Neither the Company nor any subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The Company and each of its subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

5.2

The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Company’s Board of Directors or the Company’s shareholders in connection therewith. This Agreement has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

5.3

The execution, delivery and performance by the Company of this Agreement, the issuance and sale of the Shares to the Investor and the consummation by it of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Company’s or any subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) result in the creation of any lien upon any of the properties or assets of the Company or any subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of or conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, any agreement, credit facility, debt or other instrument (evidencing a Company or subsidiary debt or otherwise) or other understanding to which the Company or any subsidiary is a party or by which any property or asset of the Company or any subsidiary is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a subsidiary is bound or affected.

5.4

The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or any other person or entity (including, without limitation, any shareholder of the Company), in connection with the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the sale and issuance of the Shares to the Investor, other than the approval of the Toronto Stock Exchange and the NYSE Amex LLC and the filing with the British Columbia Securities Commission and the Commission of the Prospectus Supplement, or such other consents or various waivers which have already been obtained.

5.5

The Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens. The Company has reserved from its duly authorized capital the maximum number of Common Shares issuable pursuant to this Agreement. The Registration Statement conforms with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), including the Base Prospectus, and such amendments and supplements thereto as may have been required as of the date of this Agreement. The Registration Statement is effective in respect of the Shares under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the Commission. The Company has filed or will file the final Prospectus Supplement with the British Columbia Securities Commission and the Commission on the date hereof. At the time the Registration Statement and any amendments thereto became effective and at the date of this Agreement, the Registration Statement (including documents incorporated by reference therein) and any amendments thereto filed as of the applicable time, conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus (including any documents incorporated by reference therein) and any amendments or supplements thereto, at the time the Prospectus or any amendment or supplement thereto was issued and at the Closing Date, conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of any material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.6

The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and any Prospectus Supplement, being collectively referred to herein as the “SEC Reports”). The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except to the extent that unaudited financial statements may not contain all footnotes required by GAAP, and such statements fairly present in all material respects the financial position of the Company on a consolidated basis as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

5.7

The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or that to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Common Shares are listed on the Toronto Stock Exchange and NYSE Amex LLC under the symbol NG.

5.8

The Company and the Company’s Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles of association (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to the Investor as a result of the transactions contemplated hereby and the Company fulfilling their obligations or exercising their rights under this Agreement, including, without limitation, as a result of the Company’s issuance of the Shares and the Investor’s ownership of the Shares.

5.9

The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated thereby and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated thereby is merely incidental to the Investor’s purchase of the Shares. The Company further represents to the Investor that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

5.10

The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Shares, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

6.

Survival of Representations, Warranties and Agreements.

All covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

7.

Notices.

All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electric confirmation of receipt and will be delivered and addressed as follows:

if to the Company, to:

NovaGold Resources Inc.
Suite 2300, 200 Granville Street
Vancouver, British Columbia, Canada, V6C 1S4
Attention: Robert J. (Don) MacDonald, Chief Financial Officer
Facsimile: (604) 669-6272

with copies to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Three Bentall Centre
Vancouver, British Columbia, Canada V7X 1L3
Attention: Peter C. Kalbfleisch
Facsimile: (604) 631-3309

Dorsey & Whitney LLP
Columbia Center
701 5th Ave Suite 6100
Seattle, WA 98104
Attention: Christopher J. Barry
Facsimile: (206) 260-8938

if to the Investor:

at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

8.

Changes.

This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

9.

Headings.

The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

10.

Severability.

In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

11.

Governing Law.

This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

12.

Counterparts.

This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission).

13.

Confirmation of Sale.

The Investor acknowledges and agrees that the Investor’s receipt of the Company’s counterpart to this Agreement, together with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission), shall constitute written confirmation of the Company’s sale of Shares to the Investor.

14.

Press Release.

The Company and the Investor agree that the Company shall issue a press release in mutually agreed form (the “Press Release”) announcing the Offering and disclosing its material terms and any other material, nonpublic information that the Company may have provided the Investor at any time prior to the filing of the press release prior to the opening of the financial markets in New York City on the business day immediately after the date hereof. The Press Release shall identify the Investor as “Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC”. If required by law, the Company will file a Current Report on Form 6-K with the Commission describing the terms of this Agreement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor or any affiliate or investment adviser of the Investor, or include the name of the Investor or any affiliate or investment adviser of the Investor in any press release or filing with the British Columbia Securities Commission or the Commission or any regulatory agency or trading market, without the prior written consent of the Investor, except to the extent such disclosure is required by law or trading market regulations, in which case the Company shall provide the Investor with prior written notice of such disclosure. From and after the issuance of the Press Release(s), the Investor shall not be in possession of any material, non public information received from the Company, any subsidiary of the Company or any of their respective officers, directors or employees, that is not disclosed in the Press Release(s).

Exhibit A

NOVAGOLD RESOURCES INC.
INVESTOR QUESTIONNAIRE

Pursuant to Section 3 of Annex I to the Agreement, please provide us with the following information:

1.	The exact name that your Shares are to be registered in. You may use a nominee name if appropriate:

2.	The relationship between the Investor and the registered holder listed in response to item 1 above:

3.	The mailing address of the registered holder listed in response to item 1 above:

4.	The Tax Identification Number of the registered holder listed in the response to item 1 above:

5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained):

6.	DTC Participant Number:

7.	Name of Account at DTC Participant being credited with the Shares:

8.	Account Number at DTC Participant being credited with the Shares: